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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 ANNOUNCEMENT PURSUANT TO SECTION 21 (1) OF THE
                          GERMAN SECURITIES TRADING ACT
                         PUBLISHED ON DECEMBER 22, 1998

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              Systems, Applications and Products in Data Processing
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F         [X]                 Form 40-F        [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes             [ ]                  No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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                             SAP AKTIENGESELLSCHAFT
             Systeme, Anwendungen, Produkte in der Datenverarbeitung

                                    FORM 6-K

On December 22, 1998, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), published in Germany an Announcement Pursuant to Section 21 (1) of the German Securities Trading Act (the "Section 21 (1) Announcement"). An English translation of the Section 21
(1) Announcement is attached as Exhibit 99.1 hereto and is incorporated by reference herein. The Section 21 (1) Announcement sets forth certain information required under applicable Germany securities laws with respect to the control over voting securities in the Company by (i) the Hasso Plattner Foerderstiftung, gemeinnuetzige GmbH (the "Stiftung"), (ii) the Hasso Plattner GmbH & Co. Beteiligungs-KG (the "KG") and (iii) Prof. Dr. Hasso Plattner.

The Company has been informed by Prof. Dr. Plattner that he has transferred certain voting shares in the Company to the Stiftung and the KG, that he retains voting and dispositive power over such transferred shares, and that the transfer of such shares does not represent a material change in Prof. Dr. Plattner's beneficial ownership of voting shares in the Company, as indicated in the Section 21(1) Announcement.

Any statements contained in this Form 6-K that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "believe," "expect" and "project," as they relate to the Company, are intended to identify such forward-looking statements. The Company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's most recently filed Form 20-F and Form F-1, as filed with the Securities and Exchange Commission on June 22, 1998.



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                                    Exhibits

Exhibit No.                                               Exhibit
-----------                                               -------

99.1                                                      Announcement
                                                          Pursuant to Section
                                                          21 (1) of the German
                                                          Securities Trading
                                                          Act published on
                                                          December 22, 1998
                                                          (English translation).



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SAP AKTIENGESELLSCHAFT SYSTEME,
                                            ANWENDUNGEN, PRODUKTE IN DER
                                            DATENVERARBEITUNG
                                            (Registrant)

                                             By:/s/ Prof. Dr. Henning Kagermann
                                                -------------------------------
                                           Name: Prof. Dr. Henning Kagermann
                                          Title: Co-Chairman and CEO

                                             By: /s/ Volker Merk
                                                 ---------------
                                           Name: Volker Merk
                                          Title: Head of Corporate Controlling

Date:    December 23, 1998



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                                  Exhibit Index

Exhibit No.                                             Exhibit
-----------                                             -------

99.1                                                     Announcement
                                                         Pursuant to Section
                                                         21 (1) of the German
                                                         Securities Trading
                                                         Act published on
                                                         December 22, 1998
                                                         (English translation).